Exhibit 99.1

IGI Investor Presentation Q3 2021 November 2021

Forward Looking Statements

This presentation contains "forward-looking statements" within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI's services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI's ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic and emerging variants; (6) the inability to maintain the listing of the Company's common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI's filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI's financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

International General Insurance Holdings Ltd.

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CONTENTS Company Overview 4 Investment Highlights 13 Financial Performance 25 Appendix 28

Section 1 COMPANY OVERVIEW

IGI is a Specialty (Re)Insurer with a Proven Track Record

"Specialty": (1) a distinctive mark or quality; (2) a product of a special kind or of special excellence"[1]

IGI are specialists with recognized expertise in their lines of businesses

- Local, specialized knowledge resulting in a 4-point combined ratio advantage relative to peers[2]
- Managed volatility – business focused on capital preservation and underwriting profitability
- Intelligent reinsurance with managed catastrophe exposure, leading to stable underwriting results
- ~20 lines of specialty business that are 73% individually underwritten
- Active cycle management shifts focus to lines with strong margins and rate momentum

A – A.M. BEST Financial Strength Rating A Excellent

A- – S&P Global Ratings

- 10% avg. unlevered core operating ROE since 2011 including "soft market"
- 90% combined ratio through market cycle including heavy catastrophe years
- 0% financial leverage

(1) Source: Webster Dictionary.
(2) Represents difference in average combined ratios for the period 2011 – Q3'21 between IGIC and peers. Peers include: MKL, ACGL, WRB, RE, RNR, HSX-LON, AXS, RLI, BEZ-LON, ARGO, KNSL, LRE-LON, JRVR and Lloyd's of London. Financial data as of H1'21 for HSX-LON, LRE-LON, BEZ-LON and Lloyd's of London.

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International General Insurance Holdings Ltd. 6 Market Capitalization / Stock Price (NASDAQ: IGIC) $409mm / $8.36 (1) Shareholders’ Equity / BVPS $395.5mm / $8.69 LTM Gross Written Premium $511.7mm Q3 2021 Core Operating ROAE 15.7% Dividends Paid 40% of annual net after - tax profit paid semi - annually a $0.16 dividend for period January 1, 2021 - June 30, 2021 paid on September 7, 2021 Financial Strength Ratings A (A.M. Best) / A - (S&P) Employees 275 Jabsheh Family Ownership 30.0% (2) Note: Financial data as of Q3 2021 (9/30/2021). (1) Market data as of 11/5/2021. Market Capitalization is calculated using 48.885mm fully diluted shares outstanding. (2) Ownership percentage excludes unvested earnout shares, includes 363,278 shares purchased by Mr. Wasef Jabsheh in open mar ket transactions during June, August and September 2020, and 50,000 shares purchased by Mr. Waleed Jabsheh in open market transactions during September 2020. Key Financial Metrics

7 International General Insurance Holdings Ltd. Overview Q3 2021 $115.3 million Gross Written Premium Compared to $101.2mm in Q3'20 13.9% increase driven by new business, portfolio optimization achieving improved terms and conditions 85.0% Combined Ratio Compared to 93.7% in Q3'20 7.8% favorable reserve development $4.0 million Investment Income Compared to $3.0 in Q3'20 20bps improvement in investment yield, primarily driven by higher yields in the fixed income portfolio 15.7% Core Operating ROAE Compared to 6.9% in Q3'20 Higher underwriting income and improved investment income, driven by higher yield Financial Performance Developments ▪ Continued diversification into new lines of business: recent new hire in IGI’s Kuala Lumpur office to develop the professional lines and financial institutions business in Asia; experienced contingency underwriter joined in May 2021 to develop contingency (event cancellation) business ▪ IGI Europe now fully established in Malta with experienced team in place on the ground; began writing business mid - July 2021 ▪ IGI’s financial strength ratings reaffirmed by AM Best citing IGI’s “very strong” consolidated balance sheet, strong operating performance underpinned by robust underwriting with underwriting discipline being a “key factor supporting its good financial results”, and the Company’s well - diversified business profile by line of business and geography

IGI - Global Specialty (Re)Insurer Evolution

IGI

FOUNDED: 2001

$50mm capital raise

2002
Commenced operations in Jordan, underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

2006
Established Labuan Branch

2007
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established FSA[1] regulated UK subsidiary

2012
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

2013
Commenced underwriting Political Violence business

2014
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

2015
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

2016
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

2017
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

2018
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

2019
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's financial strength ratings to A (Excellent)

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Listed on Nasdaq and raised $41M through combination with Tiberius SPAC

Commenced underwriting Marine Trades and Marine Cargo business

2021
Commenced underwriting Contingency business

Established IGI Europe in Malta to access European markets

IGI

NasdaqListed

$409mm market cap.

Source: Public filings. Market data as of 11/5/2021.
(1) FCA previously known as FSA.

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International General Insurance Holdings Ltd. 9 Casualty 32.3% Financial Institutions 6.0% Inherent Defects Insurance 1.9% Marine Liabilities 0.8% Energy 21.4% Property 14.7% Construction & Engineering 5.5% Ports & Terminals 5.3% Aviation 3.5% Political Violence 1.7% Marine Cargo 1.1% Contingency 0.5% Treaty Reinsurance , 5.2% ▪ Balanced specialty book across long - tail and short - tail lines of business ▪ Well diversified with mix of mature and high - growth, under - represented geographies ▪ Distribution relationships and presence in key territories with high degree of local knowledge, cultural compatibility, and long - standing, trusted relationships GWP by Line of Business GWP by Geography GWP by Broker Long - tail 41.0% Short - tail 53.8% Reinsurance 5.2% Specialty Business Diversified by Line, Geography, and Broker Distribution YTD Q3’21 Gross Written Premiums were $382.1mm. Broker 1 18.3% Broker 2 15.3% Broker 3 8.2% Broker 4 7.7% Broker 5 5.4% Others 45.0% United Kingdom 34.2% Asia 11.0% Middle East 10.0% Europe 8.4% Central America 7.1% Caribbean 6.7% North America 6.4% Worldwide 5.6% Africa 5.3% Australasia 2.8% South America 2.4%

Market Respected and Recognized Executive Management Team

- **Highly experienced management team with an average of more than 30 years of industry experience**
- **Strong business culture of recognizing and rewarding achievers**
- **Family owners actively manage business and have closely aligned interests with stockholders**



Wasef Jabsheh

Founder, Chairman & CEO

- Over 40 years insurance experience
- Established ADNIC[1], Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



EY Entrepreneur Of The Year®

Wasef Jabsheh

2019 EY Entrepreneur of the Year for Jordan



Waleed Jabsheh

President

- Over 22 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



Hatem Jabsheh

Group COO

- Over 19 years of capital & financial markets experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



Andreas Loucaides

CEO IGI UK

- Over 48 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



Pervez Rizvi

Group CFO

- Over 31 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE

(1) Abu Dhabi National Insurance Company.

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Enhanced Alignment of Interest and Expected Improved Liquidity

IGIC Shareholder Base[1]



2.4%
30.0%
67.6%
Institutional & Retail Investors
Jabsheh Family
Tiberius Sponsor and its transferees(2)

Commentary

- ✓ **Strong alignment of interest through significant insider ownership**
- ✓ **Employee's long-term commitment strengthened by share-based compensation (Omnibus Incentive Plan established in 2020)**
- ✓ **Lock-up expiration (on March 17, 2021) promotes enhanced liquidity**

Review of Shares Subject to Earnout

3,012,500 contingent unvested common shares ("earnout shares") are subject to vesting and forfeiture in connection with the business combination between IGI and Tiberius Acquisition Corp.

- The SPAC Sponsor and its transferees received 1.8mm earnout shares (61.2%)
- Wasef Jabsheh received 1.1mm sponsor shares (37.5%)
- Earnout shares are subject to vesting if the market price of IGI shares reaches certain levels ranging from $11.50 to $15.25, are out-of-the-money and are currently excluded from fully diluted share calculation

(1) Total fully diluted outstanding shares of 45.873mm (excluding earnout shares) based on IGI stock price of $8.37 as of 9/30/2021.
(2) Shares held by the SPAC Sponsor's transferees reflects the Tiberius founder shares that were distributed to the Sponsor's members following the closing of the business combination, but does not include any other shares otherwise held or acquired by such transferees other than founder shares.

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International General Insurance Holdings Ltd. 12 Genuine • Collaborative approach • Global team • Promote diversity Integrity • Practice values and principles • Trust - based relationships • Focus on doing what’s right Innovative • Entrepreneurial environment • Employee responsibility • Initiative valued ▪ The foundation of IGI is built on integrity , prioritizing honesty and doing what is right ▪ Genuine culture that promotes collaboration and supports diversity among our global team for the benefit of all stakeholders ▪ Fosters an innovative environment that encourages initiative and entrepreneurial spirit Our Values Are Reflected in Our Work, Our Commitment To The Community And The Solutions We Offer Clients IGI Values Centre Around Integrity, Genuine Approach and Innovation

Section 2 INVESTMENT HIGHLIGHTS

International General Insurance Holdings Ltd. 14 ▪ Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability ▪ Superior Underwriting Performance Even in Heavier Loss Years ▪ Active Cycle Management Balancing Growth and Risk Selection ▪ Track Record of Delivering Results through the “Market Cycle” ▪ Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation ▪ Optimized, Cost - Efficient Global Operations with a Physical Presence in Key Markets ▪ High Quality ROAE with Managed Volatility Among Peers ▪ Opportunity to Capitalize on Sector Tailwinds in Core Business ▪ Well - positioned for Future Shareholder Value Creation Opportunities 1 2 3 4 5 6 7 8 9 Key Investment Highlights

International General Insurance Holdings Ltd. 15 ▪ Class - underwriting profit centres irrespective of geography risk ▪ In - depth risk assessment of underlying exposure ▪ Facultative reinsurance designed to enhance risk - adjusted returns ▪ Prudent use of treaty reinsurance to protect capital Intelligent Risk Selection & Management ▪ Retentions range between $1 million and $10 million depending on underlying business lines ▪ Catastrophe protection up to $67.7 million which protects against 1:250 single - event 1 Significantly Less Volatility from Catastrophes ($ in bn) Weather Earthquakes / Tsunamis Man - made IGIC Combined Ratio 2012 Hurricane Sandy 2018 Hurricane Michael, California wildfires Industry Cat Loss ($bn) 2017 Hurricanes Harvey, Irma, Maria 2011 Japan, New Zealand earthquakes, Thailand flood IGI Combined Ratio Specialty Individual Risk Underwriter with Strategy to Protect Capital & Optimize Underwriting Profitability Source: Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, IGI. $31.8 $59.5 $143.2 $80.6 $47.7 $39.6 $40.5 $58.3 $151.4 $92.8 $59.7 $89.0 97% 93% 87% 89% 88% 86% 84% 87% 105% 89% 94% 89% 0% 20% 40% 60% 80% 100% 120% 140% 160% $0 $20 $40 $60 $80 $100 $120 $140 $160 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 Individually Underwritten 73% MGA - Originated Business 22% Treaty 5%

International General Insurance Holdings Ltd. 16 0% 20% 40% 60% 80% 100% 120% 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 YTD Q3'21 IGIC Peer Group Index (1) Combined Ratio IGI Combined Ratio higher than peers Peer Average Combined Ratio (1) : 94% IGI Average Combined Ratio: 90% IGI Combined Ratio Advantage: 4% Superior Underwriting Performance Even in Heavier Loss Years Source: SNL Financial, company filings. Note: Financial data as of H1’21 for HSX - LON, BEZ - LON, LRE - LON, and Lloyd’s of London. (1) Calculated as the average of the peer group’s median combined ratios from 2011 to YTD Q3 2021. Peers include: MKL, ACGL, WRB , RE, RNR, HSX - LON, AXS, RLI, BEZ - LON, ARGO, KNSL, LRE - LON, JRVR and Lloyd’s of London. IGI Combined Ratio lower than peers 2

International General Insurance Holdings Ltd. 17 $203 $226 $240 $252 $242 $232 $275 $302 $349 $467 $512 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 LTM Q3'21 GPW by Business Segment ($mm) Strong Cycle Management Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation Accelerating Growth Short - Tail Long - Tail Reinsurance Active Cycle Management Balancing Growth and Risk Selection 3

International General Insurance Holdings Ltd. 18 Combined Ratio Un - Levered Core Operating ROAE Track Record of Delivering Results through the “Market Cycle” 4 12% 12% 13% 12% 12% 10% 0% 9% 7% 10% 13% Average: 10% 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 YTD Q3'21 87% 89% 88% 86% 84% 87% 105% 89% 94% 89% 87% Average: 90% 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 YTD Q3'21

International General Insurance Holdings Ltd. 19 37% 54% 2017 Q3'21 31% 44% 2017 Q3'21 ▪ IBNR reserves reflect growth of specialty long - tail lines − IGI took advantage of the improving market in specialty long - tail lines cumulative rate increases through September 30, 2021 on average of 28% ▪ History of releasing reserves once losses are fully developed ▪ No U.S. casualty exposure IBNR Net Reserves As % of Total Net Reserves Specialty – Long Tail As % of Total NPW Favourable Reserve Development Thoughtful Reserving Philosophy Anchored in Conservatism and Balance Sheet Preservation (1) Data based on case + IBNR reserve development. 5 $24 $27 $23 $9 $6 $6 $10 15% 17% 16% 5% 3% 2% 4% 2015 2016 2017 2018 2019 2020 YTD Q3'21 Favorable Development / NPE

International General Insurance Holdings Ltd. 20 Underwriters by Location Non - Underwriting Employees by Location ▪ Largely London - based underwriting teams supported by back and middle - office operations in Amman, Jordan ▪ Non - underwriting staff primarily responsible for underwriting support, claims, reinsurance, finance, IT and administration ▪ Amman hub provides cost - efficient central services to global underwriting platform London Underwriting headquarters Bermuda Group holding company domicile Underwriting parent company London 41% Amman 39% Dubai 9% Casablanca 5% Labuan 5% Malta 1% Casablanca Africa underwriting hub Amman Operational headquarters Kuala Lumpur Asia underwriting hub Amman 75% London 19% Dubai 2% Labuan 2% Malta 1% Casablanca 1% Optimized Global Operations with Physical Presence in Key Markets 6 Malta European underwriting hub Dubai Middle East underwriting hub

International General Insurance Holdings Ltd. 21 Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns High Quality ROAE with Managed Volatility Among Peers Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio (or shorter period for companies wher e 10 years is not available). Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation. 7 IFC - CA UVE PGR HCI HRTG KNSL AMSF CB ALL RLI TRV PLMR AIZ AFG HIG LRE - LON IGIC JRVR ACGL SIGI WRB BRK.B RE THG SAFT KMPR MCY PRA ORI RNR ESGR MKL HMN CINF CNA EIG UIHC SPNT Y AXS AIG DGICA FFH - CA UFCS ARGO FNHC GBLI WTM STFC GLRE 0 10 20 30 40 50 0 10 20 30 40 50 10 Year Return on Tangible Equity Volatility of Annual ROTE (Determined By Sharpe Ratio) 1st Quintile (Lowest) 2nd Quintile 1st Quintile (Highest) 3rd Quintile 4th Quintile 5th Quntile (Highest) 2nd Quintile 3rd Quintile 4th Quintile 5th Quintile (Lowest) Higher Returns, Lower Volatility Lower Returns, Higher Volatility

International General Insurance Holdings Ltd. 22 Attractive market conditions are holding up with further rate increases across our portfolio in excess of 13%, though I would note that we are now seeing some easing in upwards rate momentum, and we expect this to continue as we approach the January 2022 renewal period. Having said that, we are seeing attractive opportunities across our markets, particularly in Europe following the launch of our European subsidiary in Malta in July. – Wasef Jabsheh 2019 2020 2020 2019 Specialty Short - Tail Specialty Long - Tail YTD Cumulative Net Rate Movement Opportunity to Capitalize on Sector Tailwinds in Core Business 2021 2021 8 7.2% 7.8% 8.3% 10.0% 9.6% 18.2% 19.3% 18.4% 9.0% 7.8% 7.5% 17.7% 20.4% 23.1% 24.9% 29.2% 29.5% 30.2% 31.6% 33.7% 31.0% 27.6% Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30 Dec 31 Mar 31 Jun 30 Sep 30

International General Insurance Holdings Ltd. 23 Continued build out of U.S. presence / business ▪ $21.3mm of gross written premiums in YTD Q3 2021 vs. $13.2mm of gross written premiums in YTD Q3 2020 Capitalize on market opportunities ▪ IGI Europe up and running in Malta with experienced team ▪ Expanding opportunities in Asia Pacific region: experienced new underwriter focused on developing professional lines and financial institutions Introduction of new lines of business ▪ UK - based Marine Trades business focused on smaller recreational marine market ▪ Marine Cargo business focused on specific elements of the general cargo market, medium - sized accounts and largely transit only and cargo “war on land” risks ▪ Contingency business focused on event cancellation / non - appearance; experienced underwriter joined in May 2021 Capital management ▪ Authorized $5mm common share and/or warrant repurchase programme IGI is pursuing multiple initiatives designed to create value regardless of how the market evolves Well - positioned for Future Shareholder Value Creation Opportunities 9

Section 3 FINANCIAL PERFORMANCE

Selected Financial Data

	Year ended December 31,					Quarter ended, September 30,	
($ in mm)	2016	2017	2018	2019	2020	2020	2021
Operating Results:							
Gross Written Premiums	$232.2	$275.1	$301.6	$349.2	$467.3	$101.2	$115.3
Net Underwriting Results	51.6	23.6	56.1	52.0	77.4	16.4	26.7
Core Operating Earnings	**$29.5**	**$1.3**	**$28.6**	**$21.1**	**$34.1**	**$6.4**	**$15.4**
Core Operating Return on Equity [(1)]	**10.3%**	**0.4%**	**9.5%**	**6.9%**	**9.8%**	**6.9%**	**15.7%**
Key Metrics:							
Loss Ratio	45.3%	59.2%	46.5%	54.8%	53.5%	58.8%	50.4%
Policy acquisition expense ratio	22.0%	24.7%	22.9%	21.1%	19.2%	18.7%	20.4%
G&A expense ratio	19.9%	21.1%	19.3%	18.2%	16.5%	16.1%	14.2%
Combined Ratio	**87.1%**	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**93.7%**	**85.0%**
Financial Position:							
Investments and Cash Portfolio	$493.6	$489.6	$505.0	$604.7	$775.3	$731.2	$875.2
Debt	--	--	--	--	--	--	--
Stockholders' Equity	301.2	301.4	301.2	312.1	381.0	369.3	395.5
Book Value per Share	--	--	--	--	$8.39	$8.13	$8.69
Select Ratios:							
Retention Ratio (NPW / GPW)	*64.4%*	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*76.7%*	*73.8%*
Premium Leverage (NPE / Shareholders' Equity) [(2)]	*57.6%*	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*81.4%*	*93.5%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Investment Leverage [(3)]	*180.2%*	*162.5%*	*167.6%*	*200.8%*	*248.4%*	*202.9%*	*224.3%*

(1) Represents annualized core operating income for the period divided by average shareholders' equity; Average shareholders' equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.
(2) Represents annualized net premium earned for the quarter divided by prior period shareholders' equity.
(3) Represents the sum of (a) cash and short-term deposits, and (b) total investments (sum of investments, investment properties and investments in associates) divided by prior period shareholders' equity.

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International General Insurance Holdings Ltd. 26 $3.0 $4.0 Total Investment Income, Net ($mm) Total Investments and Cash Breakdown Fixed Income Portfolio Credit Ratings September 30, 2021 Total Investments and Cash: $875.2 million Average Credit Rating: A Average Fixed Income Duration: 4.69 Years Cash & Cash Equivalents 25.7% Term Deposits 18.5% Fixed Income Securities 47.2% Equity Shares 5.3% Real Estate 3.3% Defensively Positioned, Conservative Investment Portfolio (1) Includes realized gain / (loss) on investments, unrealized gain / (loss) on investments, gain (loss) on investment proper tie s, expected credit losses on investments and share of profit or loss from associates. Q3'2020 Q3'2021 Net Investment Income $2.1 $3.8 Add: Share of Profit or Loss from Associates ($0.7) ($0.5) Minus: Other (1) $1.6 $0.7 Total Investment Income, net $3.0 $4.0 AAA 3.5% AA 5.9% A 49.8% BBB 37.9% Non - Investment Grade / Unrated 2.9%

INTERNATIONAL GENERAL INSURANCE HOLDINGS LIMITED International General Insurance Holdings Ltd. Appendix

IFRS Summary Income Statement

	Year Ended December 31,					Quarter ended, September 30,	
($ in mm)	2016	2017	2018	2019	2020	2020	2021
Gross Written Premiums	$232.3	$275.1	$301.6	$349.2	$467.3	$101.2	$115.3
Reinsurance Share of Insurance Premiums	(82.7)	(114.3)	(98.2)	(97.1)	(128.9)	(23.6)	(30.2)
Net Written Premiums	**$149.6**	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$77.6**	**$85.1**
Net Change in Unearned Premiums	8.2	(14.0)	(20.1)	(36.6)	(54.9)	(4.3)	6.1
Net Premiums Earned	**$157.9**	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$73.3**	**$91.2**
Net Claims and Claim Adjustment Expenses	(71.5)	(86.9)	(85.3)	(118.1)	(151.7)	(43.2)	(45.9)
Net Policy Acquisition Expenses	(34.8)	(36.2)	(42.0)	(45.4)	(54.4)	(13.7)	(18.6)
Net Underwriting Results	**$51.6**	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$16.4**	**$26.7**
Total Investment Income [(1)]	12.2	13.6	9.4	13.0	8.5	1.4	3.3
General & Administrative Expenses	(31.3)	(30.9)	(35.4)	(39.3)	(46.9)	(11.8)	(13.0)
Listing Associated Extraordinary Expenses	-	-	-	(4.8)	(3.4)	(0.2)	-
Impairment Loss on Insurance Receivables	-	-	(0.5)	(0.6)	(2.9)	-	-
Other Expenses, net	(0.8)	(1.8)	(0.7)	(0.8)	(1.5)	(0.6)	(1.9)
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	-	(4.4)	(4.4)	5.4
Gain / (Loss) on Foreign Exchange	0.3	2.6	(3.4)	5.7	2.5	5.0	(4.9)
Profit Before Tax	**$32.0**	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$5.8**	**$15.6**
Tax	0.9	0.0	(0.1)	(1.7)	(2.1)	(0.7)	0.5
Profit for the Period	**$32.9**	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$5.1**	**$16.1**

(1) Includes interest , dividend income, realized and unrealized gain / loss on investments and investment properties, expected credit losses on investments and share of profit or loss from associates net of investment custodian fees and other investment expenses.

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IFRS Reconciliation – Core Operating Earnings

	Year Ended December 31,					Quarter ended, September 30,	
($ in mm)	2016	2017	2018	2019	2020	2020	2021
Profit For the Period	**$32.9**	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$5.1**	**$16.1**
Realized Losses / (Gains) on Investments	(2.7)	(3.1)	(1.3)	(1.0)	(0.9)	0.1	(0.2)
Net Impairment Losses Recognized in Earnings	0.3	0.1	0.0	(0.0)	-	-	-
Unrealized Loss (Gain) on Revaluation on Financial Assets[1]	-	-	0.9	(1.6)	-	-	-
Expected Credit Losses on Investments	-	-	-	-	0.3	0.1	-
Unrealized Losses / (Gains) on Investments	0.2	(0.1)	-	-	-	0.1	-
Losses / (Gains) on Investment Properties	(1.0)	-	-	0.3	2.0	0.5	0.4
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	-	4.4	4.4	(5.4)
(Gain) / Loss on Foreign Exchange (Tax Adjusted)[1]	(0.3)	(2.6)	3.4	(4.9)	(2.3)	(4.1)	4.5
Listing Associated Extraordinary Expenses[2]	-	-	-	4.8	3.4	0.2	-
Core Operating Income	**$29.5**	**$1.3**	**$28.6**	**$21.2**	**$34.1**	**$6.4**	**$15.4**

(1) Represents a non-IFRS financial measure as the line item balances reported in the "IFRS Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.

International General Insurance Holdings Ltd.

29

Book Value per Common Share and Diluted Book Value per Common Share

($ and share count in mm, except per share values)		As of September 30, 2021			
		Potential Shares	Shares Outstanding	Common Equity	Book Value per Share
Basic Book Value per Share			45.471	$395.5	$8.69
Dilutive Impact of Shares Subject to Earn Out:					
	Earn Out Share Price	Earn Out Shares	In-the-Money Shares	Impact to Common Equity	Impact to Book Value per Share
	$11.50	1.4000	--	--	--
	$12.75	0.6000	--	--	--
	$14.00	0.5500	--	--	--
	$15.25	0.4625	--	--	--
Total Impact of Earn Out Shares		3.0125	--	--	--
	Strike Price	Warrants Outstanding	In-the-Money Warrants	Impact to Common Equity	Impact to Book Value per Share
Dilutive Impact of Warrants:	$11.50	17.2500	--	--	--
Total Dilutive Impact		17.2500	--	--	--
Diluted Book Value per Share[(1)]			45.471	$395.5	$8.69

Note: IGI share price as of 9/30/2021: $8.37.
(1) Using the "as-if-converted" method, assuming all proceeds received upon exercise of in-the-money warrants will be retained by the Company and the resulting common shares from exercise remain outstanding. Excludes unvested restricted shares of 399,857 shares as of September 30, 2021.

International General Insurance Holdings Ltd.
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International General Insurance Holdings Ltd. 31 For more information: Investor Relations Robin Sidders (Head of Investor Relations) Email: Robin.Sidders@iginsure.com Telephone: +44 2072 200100 Mobile: +44 7384 514785 Operational Headquarters, Jordan International General Insurance Underwriting / Jordan “Exempted” PO Box 941428, 74 Abdel Hamid Sharaf St., Amman 11194, Jordan Telephone: +962 65622009 London Office, UK International General Insurance Company (UK) Ltd. 15 - 18 Lime Street, London, EC3M 7AN Telephone: +44 (0) 2072 200100 Registered and Head Office, Bermuda International General Insurance Holdings Ltd. 44 Church Street, Hamilton HM 12, Bermuda Telephone: +1 (441) 295 - 3688